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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Sterling Chemicals, Inc.

Full Name of Registrant

Former Name if Applicable
333 Clay Street
Suite 3600

Address of Principal Executive Office (Street and Number)
Houston, TX 77002

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     The registrant is unable to file its Annual Report on Form 10-K for the year ended December 31, 2007 (the “Annual Report ”) by the prescribed date due to the registrant’s need for additional time to complete the required consolidated financial statements for this period. On March 4, 2008, the registrant filed a current report on Form 8-K, noting, among other things, that the registrant’s previously filed consolidated financial statements and other financial information and related reports of its independent registered public accounting firm, as contained in its Annual Reports on Form 10-K, for the fiscal years ended December 31, 2006, 2005, 2004 and 2003, should no longer be relied upon and will be restated when the registrant files its Annual Report on Form 10-K for the fiscal year ended December 31, 2007. The registrant will not be in a position to file its Annual Report until after the consolidated financial statements have been completed, which will not occur within the prescribed time period for the filing of the Annual Report. Management has been working diligently to complete the financial statements and anticipates that the Form 10-K will be filed within the time allowed by this extension.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John R. Beaver	(713)	650-3700
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The registrant reported a net loss of $105.7 million for the year ended December 31, 2006 which included a pre-tax non-cash impairment charge of $127.7 million related to its long-lived styrene assets. The registrant’s net loss for the year ended December 31, 2007 is expected to be $24.8 million, significantly better than the net loss in 2006 primarily due to the effect of the impairment charge on 2006 results.

Sterling Chemicals, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2008	By	/s/ John R. Beaver

Name: John R. Beaver
Title: Chief Financial Officer and Senior Vice President
ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).